AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

December 23, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re: Aigo Holding Limited

Draft Registration Statement on Form F-1

Submitted June 28, 2024

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 18, 2024 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on December 6, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted December 6, 2024

Risk Factors

1.	Your results of operations disclosure for the nine months ended September 30, 2024 indicates that cost of revenues increased and gross profit margin decreased "mainly because the significant increase of the shipping clearance fee" and that such fee increased "due to the impact of the situation in the Red Sea." Please update your risk factor disclosure where appropriate if recent supply chain disruptions have impacted your operations. Describe how you have been impacted and any mitigation efforts undertaken. If the disruptions represent a known trend or uncertainty that may continue to materially impact your financial condition or results of operations in future periods, address them in further detail in MD&A pursuant to Item 5 of Form 20-F as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 62 of the Revised Draft Registration Statement accordingly.

Capitalization, page 49

2.	Please tell us your consideration of including short-term borrowings and amounts due to related parties in your calculation of total capitalization. Refer to Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised page 49 of the Revised Draft Registration Statement, accordingly.

Financial Statements, page F-1

3.	Please revise the statement headers for your period ended September 30, 2024 to mark the statements and related notes as unaudited, here and on the individual pages where the statements are presented.

In response to the Staff’s comment, the Company has revised the statement headers and individual pages where the statements are presented for the period ended September 30, 2024, marking the statements and related notes as unaudited.

Consolidated Statements of Cash Flows, page F-6

4.	The parenthetical header on your statements of cash flows provided on pages F-6 and F-33 state the amounts are presented in RMB. However, your financial statements appear to be presented in EUR. Please revise, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-6 and F-33 of the Revised Draft Registration Statement, accordingly.

General

5.

We note your disclosure regarding the August 2024 agreement pursuant to which your Hong Kong subsidiary Aigoleo Limited will acquire all equity interests of Arteconfort Hoteles S.L. Where you discuss this agreement, please describe all material terms, including the purchase price to be paid for this entity. Clarify whether and how this acquisition is related to your disclosure at page 47 that approximately 20.0% of the offering proceeds may be used for "potential acquisitions of, or investments in, other businesses of technologies." If any proceeds from this offering will be used to finance the acquisition of Arteconfort Hoteles S.L., revise to disclose as much and provide the information required by Item 3.C.3 of Form 20-F. Lastly, to the extent this acquisition represents a change to or expansion of your principal business activities, please revise where appropriate in your business disclosure to describe the products or services to be offered through this entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 47, 53 and 92 of the Revised Draft Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP